January 23, 2012

Justin Dobbie, Legal Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re:	Platinum Studios, Inc.
Registration Statement on Form S-1
Filed November 14, 2011  File No. 333-177921

Dear Mr. Dobbie:

We have reviewed the Comment Letter of January 6, 2012, and the company has accepted most of your suggestions.  Responses in this Letter are keyed to your original comment numbers.

General

1.
We note your response to our prior comment 2 and reissue in part.  We note your disclosure on page 37 that Standard Chartered Bank delivered a default notice to you.  Please revise your Prospectus Summary to include disclosure about this default.

Response: an additional sentence has been inserted into the Prospectus Summary:

A default notice on this non-recourse debt has been received by the Company, but will have no impact on its cash flow or obligations, as this loan is non-recourse to the Company.

Signatures, page 53

2.
We note your response to our prior comment 3 and reissue.  Please have your principal accounting officer or controller sign the registration statement in his or her individual capacity.  Please note that this is in addition to the requirement that Mr. Rosenberg sign in his capacity as the Principal Financial Officer.

Response:        There are no separate individuals serving as controller or principal accounting officer, other than Mr. Rosenberg, who’s name and signature have now been added as “principal accounting officer” to the various signature blocks provided.

Exhibit Indes, page 55

3.	We note your response to your prior comment 4. However, it appears that not all of the exhibits are incorporated by reference to your registration statement. Please revise or advise.

Response:        The sentence under Item 16.  Exhibits......, has been modified:

The exhibits set forth under the caption “Exhibit Index” below are either included in this filing or are incorporated by reference to earlier filings,...

and each individual exhibit citation now includes the words “incorporated by reference to ....”.

Exhibit 5.1

4.
We note your response to our prior comment 5 and reissue.  Please have counsel revise to consent to being named in the Description of Capital Stock  and Legal Matters sections of the prospectus and to the discussion of the legal opinion in  the prospectus.

Response:        This has been done.

Thank you for your attention to this matter.

Sincerely,
/s/ Christopher Dieterich, for
CHRISTOPHER DIETERICH
DIETERICH & ASSOCIATES